Exhibit 99.2

Board of Directors’ Report Regarding the State of the Group’s Affairs and
Review of the Financial Statements as of March 31, 2015

The Board of Directors of Medigus Ltd. (hereinafter: the “Company”) is hereby honored to submit the Board of Directors’ Report regarding the state of the Group’s1 affairs as of March 31, 2015 (hereinafter: the “Report Date”), and regarding the Group’s fiscal results for the three month period ended March 31, 2015 (hereinafter: the “Report Period).

The data refer to the Company and to the subsidiary in consolidated form (hereinafter: the “Group”).

The Company reports regarding the following two segments in its financial statements:

1)	The MUSE segment – Development, production and marketing of an endoscopy system called MUSE™ for the purpose of a minimally invasive treatment of the GERD disease.

2)
The Visual segment - Development, production and marketing of miniature camera-based products and accompanying equipment. The majority of the Group’s sales as of this date are derived from this segment.

The Company is a “small company” as such term is defined in the Securities Regulations (Periodic and Immediate Reports) 1970 (hereinafter: the “Regulations”) with respect to leniencies for small companies which were published in the Official Gazette (File Number 7352) on March 10, 2014.  The Board of Directors of the Company determined on March 12, 2014 that it is adopting such leniencies approved for small companies as detailed in the amendment to the Regulations, as of the date of the adoption of the decision.

1
The “Group” is the Company, together with Medigus USA LLC, a limited liability company incorporated in the State of Delaware, USA, which conducts its business in the State of California, USA, and which is under the complete ownership and control of the Company.

Part A:
Board of Directors’ Explanations Regarding the Company’s Business Position, Results of Operations, Equity, and Cash Flows

Attached as Exhibit A of this Board of Directors Report is the review of the
Company's CEO, Mr. Chris Rowland, concerning the Company's operations and results.

1.
Main Information from the Description of the Company’s Business

The Company was incorporated as a private company in Israel on December 9, 1999, pursuant to the Companies Ordinance (New Version), 5743 - 1983. Upon the issuance of the Company’s shares, in accordance with a prospectus which was published by the Company on February 27, 2006, the Company became a public company, as this term is defined in the Companies Law, 5759 - 1999 (hereinafter: the “Companies Law”).

1.1.
From the date of its founding until the present date, the Company has been engaged in the research, development and marketing of endoscopy-based medical procedures. The majority of the Company’s research and development efforts have been invested in the development of an endoscopy system called MUSETM intended for the minimally-invasive treatment of the GERD disease, which is one of the most widespread chronic diseases in the Western world. The MUSE™ system has received marketing clearance from the FDA through the shortened 510(k) track, and also bears the CE Mark, which is required in order to market the system in countries of the European Union.

The Company began marketing the system in various countries. The majority of the Company’s efforts are currently directed towards the regulatory and commercial efforts which are required to market the system, penetration and sales of the MUSE™ system, primarily in the United States and in Germany, including activities designated to ensure the availability of insurance reimbursement for the procedure performed by utilizing the system.

In March 2015 the American Medical Association (AMA), publicized its positive recommendation to promote a Category I CPT code (which is a code for insurance coverage granted for procedures that are contemporary medical practice and are widely performed), for coverage for a medical procedure to treat the GERD disease through an oral approach via the esophagus.  Company management believes that the medical procedure performed using the MUSE system of the Company, fits the above CPT code description.2

2	For futher details see the immediate report filed by the Company on March 10, 2015 (reference number: 2015-01-047887)

1.2.
On March 3, 2013, an investment in the Company by Orbimed Israel Partners Limited Partnership (hereinafter: the “Orbimed Partnership”) in the amount of USD 8 million was completed, and following the allocation of shares to the Orbimed Partnership in an amount which constituted, as of the foregoing date, approx. 30.68% of the voting rights in the Company (not at a full dilution basis), Orbimed Israel GP Ltd. became the controlling shareholder in the Company.3 For additional details, see section 3.3 of Chapter A of the Periodic Report for the 2014 year.

2.	Update Regarding Information Provided in the Periodic Report for 2014 (hereinafter: the “Periodic Report”)4

2.1	Section 3.7.1(c)(1)b of Chapter A and Regulation 20 of Chapter D – Trading on the Bourse.

On May 20, 2015 the shares of the Company were registered for trading on the Nasdaq Capital Market (hereinafter: “Nasdaq”) under the symbol “MDGS”, via American Depository Receipt (hereinafter: “ADR”), after the declaration of effectiveness of  the Company’s registration statement by the American securities authority (Securities and Exchange Commission (hereinafter: “the SEC”) and the approval of the application submitted by the Company to Nasdaq, with each ADR representing 100 shares of the Company.  The registration for trading is implemented via The Bank of New York Mellon, which acts as agent and depositary of the ADR certificates.  As of the date of effectiveness of the Company’s registration statement, the Company is subject to the SEC's reporting obligations, in addition to the reporting obligations imposed on the Company in the Stock Exchange in Israel. For additional details see the immediate reports of the Company from May 19, 2015 (Reference number 2015-01-022344) and from May 20, 2015 (Reference number 2015-0102467).

3
Orbimed Israel G.P. Ltd. (hereinafter: “Orbimed” or the “Controlling Shareholder in the Company”) is, to the best of the Company’s knowledge, the general partner in Orbimed Israel Biofund G.P. Limited Partnership, which is the general partner in the Orbimed Partnership, as defined above. As of the Report Date, the direct holdings of the Orbimed Partnership constitute approx. 19.43% of the voting rights in the Company.

4	The Company’s Periodic Report for the year of 2014 as was published on March 31, 2014 (Reference No. 2015-01-069982).

2.2	Regulation 21 of Chapter D – Compensation to Interested Parties and Senior Office Holders

a.
On May 6, 2015, the shareholders meeting of the Company approved a milestone based bonus plan for 2015 for Mr. Christopher Rowland, who is the CEO and a director of the Company (hereinafter: “Mr. Rowland”) and the milestones of the grant, all in accordance with the Company’s agreement with him.  For additional details see the notice of shareholder meeting, as published by the Company on March 31, 2015 (reference number: 2015-01-070597) (hereinafter: “Notice of Meeting from March 31, 2015”).

b.
On May 30, 2015 and May 31, 2015, each of the Company’s Compensation Committee and Board of Directors, respectively,  approved compensation to Mr. Doron Birger for his services as a director on the Board of Directors of the Company and for his participation at meetings of the Board of Directors and board committees. The Compensation Committee and the Board of Directors approved such engagement as an engagement which does not require the approval of the general meeting of the Company pursuant to the leniencies set forth in Regulation 1A(2) under the Companies Regulations (Leniencies Regarding Transactions with Interested Parties), 5760-2000. For additional details regarding the resolutions and a summary of the rationale of the Compensation Committee and Board of Directors of the Company for approval of the aforesaid resolutions see the immediate report dated May 31, 2015 (reference number: 2015-01-034131) .

c.
On May 30, 2015 and May 31, 2015, each of the Company’s Compensation Committee and Board of Directors, respectively, approved for the Company to grant Mr. Doron Birger an undertaking for indemnification and exemption from liability, in such form similar to that which has been granted in the past to directors serving at the Company and as approved by the Company’s Compensation Committee and Board of Directors, pursuant to which and subject to all law, the Company undertakes to indemnify Mr. Doron Birger for all obligations or expenses as set forth in the exemption letter.  Likewise, it was approved that the Company shall include Mr. Doron Birger under the Directors and Officers insurance policy of the Company and any such future insurance policies.  For additional details see the notice of meeting as published by the Company on May 31, 2015 (reference number: 2015-01-034158) (hereinafter: “Notice of Meeting from May 31, 2015”).

2.3	Regulation 22 of Chapter D – Transactions with Controlling Shareholders

a.
In accordance with the balance sheet of the Company as of December 31, 2014, the level of the Company with respect to amounts set forth in the second and third annexes to the Companies Regulations (Rules with respect to compensation and reimbursement of expenses for an external director), 5760-2000 (hereinafter: “Compensation Regulations”) changed to Level B, and as such the compensation paid to directors of the Company was updated accordingly.

b.
On March 25, 2015 and March 31, 2015, the Company’s Compensation Committee and Board of Directors, respectively, approved the grant of a milestone based annual bonus to each of Dr. Aviel-Roy Shapira and Mr. Menashe Sonnenschein (hereinafter: “the Grant to Dr. Shapira” and “the Grant to Menashe”, respectively).  It is noted that, for the sake of caution, due to their being party to an Undertaking Letter  as defined in Section 3.3 of the Periodic Report, the Company considers Mr. Menashe Sonnenschein and Dr. Aviel Roy Shapira as controlling shareholders of the Company together with Orbimed and others.  On May 6, 2015 the meeting of the shareholders of the Company approved the above noted resolutions.  For additional details regarding the resolutions and a summary of the rationale of the Compensation Committee and Board of Directors of the Company see the Notice of Meeting from March 31, 2015.

2.4	Regulation 24A of Chapter D – Authorized Share Capital, Issued Share Capital and Convertible Securities

a.
On May 6, 2015, the shareholder's general meeting of the Company approved an increase to the Company's authorized share capital by an additional NIS 10,000,000 (divided into 1,000,000,000 shares), such  that after the aforesaid increase, the Company's authorized share capital will constitute NIS 15,000,000 (divided into 1,500,000,000 shares), and to amend Section 10(a) of the Company’s Articles of Association.  For additional details see the Notice of Meeting from March 31, 2015.

b.
On May 6, 2015, the shareholders general meeting of the Company approved a reverse share split of the Company’s authorized share capital and issued share capital in a 10:1 ratio, such that every ten (10) ordinary shares of the Company par value NIS 0.01 shall be converted into one (1) ordinary share par value NIS 0.10, and the amendment of the Company’s Articles of Association and the terms of the other securities of the Company accordingly, such that the reverse share split shall be coordinated with the Tel Aviv Stock Exchange (hereinafter: “the TASE”), and the Company shall act in accordance with the instructions and rules of the TASE, and shall be implemented at such date determined by the Company in coordination with the TASE and no later than 6 months from the above date. Following implementation of the of the reverse share split, each ADR certificate (as described in Section 2.1 above) shall represent 10 ordinary shares of the Company. For additional details see the Notice of Meeting from March 31, 2015.

2.5	Regulation 26 of Chapter D – Directors of the Company

a.
Gabby Sarusi completed his term as external director as of May 16, 2015, due to the completion of his third term (each one for a period of three years).   Prof. Sarusi served on the Audit Committee, the Compensation Committee and as Chairman of the Financial Statements Examination Committee of the Company. The Company viewed Prof. Sarusi as a financial and accounting expert.

b.
On May 17, 2015 Mr. Doron Birger was appointed as a director of the Company by the Company’s Board of Directors in accordance with Section 93 of the Company’s Articles of Association, and shall serve as director until the Company’s next annual general meeting of the shareholders.  Mr. Birger was appointed to serve on the Audit Committee, the Compensation Committee and the Financial Statements Examination Committee of the Company. The Company views Mr. Birger as a financial and accounting expert.  On May 25, 2015, the Audit Committee approved the classification of Mr. Birger as an unaffiliated director (pursuant to his declaration).

c.
On May 25, 2015, Ms. Efrat Venkert (external director) was appointed as chairman of the Audit Committee instead of Mr. Ori Hershkovits (external director), and Mr. Ori Hershkovits was appointed as chairman of the Financial Statements Examination Committee.

2.6
Regulation 26A of Chapter D – Senior Office Holders of the Company

On May 31, 2015 Mr. Jeremy Starkweather was appointed VP – US Sales & Marketing commencing as of June 1, 2015, in place of Mr. Thomas Dempsey.

2.7	Convening Meetings Of The Traded Securities Of The Company

a.
Further to the decision of the Company’s Board of Directors on May 17, 2015, on May 21, 2015 the Company published notices of meetings of the Securities holders, holding traded securities of the Company (i.e. a meeting of the shareholders and a meeting of the holders of Warrants (Series 8) of the Company) for June 14, 2015, the agenda of which is to approve a change to the reporting format in accordance with American securities laws, i.e. a  change to reporting in accordance with Chapter E3 of the Israeli Securities Law, 5728-1968 (the “Law”), in lieu of reporting in accordance with Chapter F of the Law.  The change in the reporting format in accordance with Chapter E3 of the Law is subject to the approval of the shareholders holding the listed securities of the Company.  In tandem, the Company approached the Israel Securities Authority on May 21, 2015 with a request for an exemption from reporting under Chapter F of the Law, in accordance with Section 35XXXII(A1) of the Law.  For additional details see the immediate reports of the Company from May 21, 2015 (Reference numbers 2015-01-025365 and 2015-01-025395).

b.
Further to the decision of the Company’s Board of Directors on May 31, 2015, on May 31, 2015 the Company published a notice of a  meeting of the shareholders of the Company for July 6, 2015, the agenda of which is to approve to grant an undertaking for indemnification and exemption from liability and the inclusion of  Mr. Doron Birger under the Directors and Officers insurance policy of the Company and any such future insurance policies. For additional details see the Notice of Meeting from May 31, 2015

3.	The Group’s Financial Position5

Current assets
Current asset as of the Report Date amount to approximately NIS 47,273 thousand, and constitute approximately 97.07% of the total balance sheet, as compared with approximately NIS 37,182 thousand and approximately NIS 53,908 thousand as of March 31, 2014 and as of December 31, 2014, which constituted approximately 94.60% and approximately 96.99% of the total balance sheet, respectively. The decrease in current assets as of December 31, 2014 in the amount of approximately NIS 6,635 thousand was primarily due to a net decrease in the items for cash and cash equivalents and short-term deposits, in the amount of approximately NIS 6,691 thousand, mainly as a result of current losses.

Current liabilities
Current liabilities as of the Report Date amount to approximately NIS 3,948 thousand, and constitute approximately 8.11% of the total balance sheet, as compared with approximately NIS 3,379 thousand and approximately NIS 4,014 thousand as of March 31, 2014 and December 31, 2014, which constituted approximately 8.60% and approximately 7.22% of the total balance sheet, respectively.

5	The data are taken from the consolidated financial statements of the Company and its subsidiary.

Non-current assets
Non-current assets (net of accrued depreciation and amortization) as of the Report Date amount to approximately NIS 1,426 thousand, and constitute approximately 2.93% of the total balance sheet, as compared with approximately NIS 2,122 thousand and approximately NIS 1,671 thousand as of March 31, 2014 and December 31, 2014, which constituted approximately 5.40% and approximately 3.01% of the total balance sheet, respectively.

Non-current liabilities
Non-current liabilities as of the Report Date amount to approximately NIS 1,363 thousand, and constitute approximately 2.80% of the total balance sheet, as compared with approximately NIS 2,542 thousand and approximately NIS 809 thousand as of March 31, 2014 and December 31, 2014, which constituted approximately 6.47% and approximately 1.46% of the total balance sheet, respectively.

The increase in non-current liabilities as of December 31, 2014 in the amount of approximately NIS 554 thousand was primarily due to the increase in the item for warrants at fair value, due to the increase in the Company’s stock price.

Equity
The Group’s equity as of the Report Date amounts to approximately NIS 43,388 thousand, and constitutes approximately 89.09% of the total balance sheet, as compared with approximately NIS 33,383 thousand and approximately NIS 50,756 thousand as of March 31, 2014 and as of December 31, 2014, which constituted approximately 84.93% and approximately 91.32% of the total balance sheet, respectively.

The decrease in equity in the amount of approximately NIS 7,368 thousand, as compared with December 31, 2014, was primarily due to loss in the Report Period in the amount of approximately NIS 7,542 thousand.

4.	The Group’s Results of Operations

Revenues
Presented below is the segmentation of the Group’s revenues in the 3-month periods ended March 31, 2015 and March 31, 2014 and year 2014, pursuant to operating segments (in thousands of NIS, and as a percentage of revenues):

	March 31,				December 31,
	2015		2014		2014
MUSE segment			261	23%	328	12%
Visual segment	277	100%	852	77%	2,336	88%
Total	277	100%	1,113	100%	2,664	100%

During the Report Period, the Group’s total revenues amounted to a total of approximately NIS 277 thousand, as compared with a total of approximately NIS 1,113 thousand in the corresponding period last year - a decrease of approximately 75%.  The decrease was mainly due to the decrease in revenues from the Visual segment in the amount of approximately NIS 575 thousand, and the absence of revenues from the MUSE segment during the Report Period. The decrease in revenues in the Visual segment in the amount of approximately NIS 575 thousand derived from that during the corresponding period in the prior year the Group recorded  revenues of approximately NIS 370 thousand from the termination of an agreement with a customer (see note 12(2)b to our financial statements for the year ended December 31, 2014), and a reduction in sales volume in the segment.

Cost of revenues
Cost of revenues in the Report Period amounted to a total of approximately NIS 104 thousand, as compared with a total of approximately NIS 486 thousand in the corresponding period last year - a decrease of approximately 79%, and as compared with NIS 1,252 thousand in 2014. The decrease relative to the corresponding period last year was primarily due to the decrease in the revenues in the Report Period, as stated above.

Gross profit
Gross profit in the Report Period amounted to a total of approximately NIS 173 thousand, as compared with a total of approximately NIS 627 thousand in the corresponding period last year - a decrease of approximately 72%, and as compared with NIS 1,412 thousand in 2014. The rate of gross profit from income amounted in the Report Period to approximately 62%, as compared with approximately 56% in the corresponding period last year, and approximately 53% in 2014. The increase in the profitability percentage is due to the fact that during the Report Period no revenues from the MUSE segment were recorded, which percent of profitability is lower than the Visual segment, as of the Report Period.

Research and development expenses
Most of our research and development expenses are attributable to the MUSE segment. Research and development expenses, in the Report Period amounted to a total of approximately NIS 3,650 thousand, as compared with a total of approximately NIS 3,402 thousand in the corresponding period last year - an increase of approximately 7%, as compared with approximately NIS 14,401 thousand in 2014. The increase in the amount of approx. NIS 248 thousand as compared with the corresponding period last year was primarily due to the recruitment of additional human resources.

Selling and marketing expenses
Selling and marketing expenses in the Report Period amounted to a total of approximately NIS 1,722 thousand, as compared with a total of approximately NIS 1,518 thousand in the corresponding period last year - an increase of approximately 13%, as compared with approximately NIS 8,353 thousand in 2014. The increase in selling and marketing expenses of approximately NIS 204 thousand as compared with the corresponding period last year, was due to the Company’s preparations towards the marketing of its products, which is reflected, inter alia, in investment in advertising, participation in conferences and penetration of markets.

General and administrative expenses
General and administrative expenses in the Report Period amounted to a total of approximately NIS 2,159 thousand, as compared with a total of approximately NIS 1,511 thousand in the corresponding period last year - an increase of approximately 43%, and as compared with NIS 8,206 thousand in 2014.  The increase in general and administrative expenses, in the amount of approximately NIS 648 thousand, as compared with the corresponding period last year, was primarily due to the increase in professional services expenses due to expenses which were incurred by the Group with respect and from actions which are being performed for the purpose of the implementation of the ADR program (see section 2.1 above) and from recruitment of additional human resources.

Other income, net
Other income, net, in the Report Period amounted to a total of approximately NIS 10 thousand, as compared with a total of approximately NIS 907 thousand in the corresponding period last year - a decrease of approximately 99%, and as compared with approximately NIS 941 thousand in 2014.

Other income, net, in the Report Period includes income with respect to the investment portfolio in the amount of approximately NIS 10 thousand. Other income, net, in the corresponding period last year includes income with respect to the investment portfolio in the amount of approximately NIS 32 thousand, and income in the amount of approximately NIS 875 thousand with respect to the termination of an agreement with a customer (see note 12(2) to our financial statements for the year ended December 31, 2014).

Operating loss
Operating loss in the Report Period amounted to a total of approximately NIS 7,348 thousand, as compared with a total of approximately NIS 4,897 thousand in the corresponding period last year - an increase in loss of approximately NIS 2,451 thousand, and as compared with operating loss in the amount of approximately NIS 28,607 thousand in 2014.

The increase in operating loss compared to the corresponding period last year was due to the reasons specified above.

Profit (loss) from change in the fair value of warrants issued to investors
The profit (loss) from the change in the fair value of warrants issued to investors in the financial statements, was due to the revaluation of the warrants which are held by investors and which are exercisable, under certain conditions, through a cashless exercise mechanism. The revaluation was performed in accordance with the fair value of the warrants as of the date of the Report of the financial condition. For additional details regarding the techniques used by the Group to calculate the fair value of the warrants, and regarding the assumptions used by the Group, see also Note 4(2)c to our financial statements for 2014. During the Report Period losses were recorded in the amount of approximately NIS 554 thousand, as compared with a total of approximately NIS 639 thousand in the corresponding period last year, representing the increase in the value of the warrants.  The main reason for the increase in the value of the warrants is the increase in the Company’s stock price.

Financing income, net
Financing income, net, in the Report Period, amounted to a total of approximately NIS 438 thousand, as compared with financing income, net, of approximately NIS 52 thousand in the corresponding period last year - an increase in financing income, net, in the amount of approximately NIS 386 thousand and as compared with an amount of approximately NIS 2,386 thousand in 2014. The increase was primarily due to the increase in the average USD/NIS exchange rate in Report Period, which had a positive impact on the Group’s assets which are held / denominated in USD (primarily cash and cash equivalents).

Segmental results

Visual segment
Loss in the segment amounted to a total of approximately NIS 924 thousand during the Report Period, as compared with a total of approximately NIS 242 thousand in the corresponding period last year.  The increase in the segment’s losses, in the amount of approximately NIS 682 thousand, was due to the decrease in segment's revenues of approximately NIS 575 thousand, as described above.

MUSE segment
The loss in the segment amounted to a total of approximately NIS 4,275 thousand during the Report Period, as compared with a total of approximately NIS 4,051 thousand in the corresponding period last year.  The increase in the segment’s losses, in the amount of approximately NIS 224 thousand, was due to the increase in R&D expenses and selling and marketing expenses, as described above.

5.	Liquidity

The surplus of current assets over current liabilities as of the Report Date amounted to approximately NIS 43,325 thousand, as compared with the surplus of current assets over current liabilities in the amount of approximately NIS 33,803 thousand and in the amount of approximately NIS 49,894 thousand as of March 31, 2014 and as of December 31, 2014, respectively.

The current ratio as of the Report Date amounts to approximately 11.97, as compared with 11.00 and 13.43 as of March 31, 2014 and December 31, 2014, respectively.

The decrease in the surplus of current assets over current liabilities, and the decrease in the current ratio as compared to December 31, 2014 derive mainly from the current losses of the Company during the Report Period.

For additional details regarding the Company’s liquidity situation, see also Note 1C to the financial statements.

6.	Financing Sources and Cash Flow

Since the Company’s registration for trading on TASE, the Company has financed its activities independently primarily through fund raising during the years of its operations.

During the Report Period a positive cash flow from operating activities which amounted to approximately NIS 1,171 thousand was recorded, as compared with cash used for operating activities in the amount of approximately NIS 6,480 thousand in the corresponding period last year, and cash used in the amount of approximately NIS 27,932 thousand in 2014. The reason for the positive cash flow from operating activities during the Report Period, despite the loss in the Report Period, in the amount of approximately NIS 6,910 thousand (after setting off losses from changes in the fair value of warrants issued to investors) was due to the sales of financial assets at fair value through profit or loss, in the amount of approximately NIS 8,197 thousand.

Cash flows used for investing activities during the Report Period amounted to approximately NIS 116 thousand, as compared with cash flows from investing activities in the amount of approximately NIS 4,292 thousand in the corresponding period last year, and cash flows from investing activities in the amount of approximately NIS 7,697 thousand in 2014. Most of the cash flows from investing activities in prior periods were primarily due to the disposal of short-term deposits (deposits whose investment period is greater than 3 months but does not exceed 12 months).

The Group does not rely on external financing sources other than random credit in its checking account.

The credit which the Group receives from its suppliers is usually approximately 60-90 days after the end of the month, in which the supplier’s invoice for the performed order was received. Payment with respect to the orders is performed in various currencies (NIS/USD/EUR/GBP, etc.), as agreed between the Group and the supplier.

Additionally, in order to reduce its credit risk, the Group usually demands advance payments at high rates, which guarantee a significant part of the expected collection from customers.

Part B:
Disclosure Provisions Regarding Various Aspects of Corporate Governance

7.	Directors Having Accounting And Financial Expertise, Independent Directors

As of the Report Date, there were no directors serving in the Company who have been recognized as unaffiliated directors (other than the external directors). It should be noted that subsequent to the Report Date, on May 25, 2015, the Audit Committee approved the classification of Mr. Doron Birger, who serves as a director on the Board of Directors as of May 17, 2015, as an unaffiliated director (pursuant to his declaration).

8.	Disclosure Regarding The Process Of The Approval Of The Financial Statements

Financial Statements Examination Committee
Further to the decisions made by the Board of Directors on November 28, 2010 and January 25, 2011, a Financial Statements Examination Committee has been established in the Company (hereinafter: the “Committee”), in place of the “Balance Sheet Committee” which was established by the Company’s Board of Directors in accordance with its resolution of March 27, 2008.

The Committee is intended to evaluate the financial statements in-depth, and accordingly, to provide recommendations to the Company’s Board of Directors regarding the approval of the financial statements. The Committee convenes whenever the Company’s Board of Directors is required to approve the Company’s financial statements, in order to evaluate the statements and to provide its recommendations to the Board of Directors. The members of the Committee receive a draft of the financial statements several days before the Committee meeting. The Company’s External Auditor is also invited to and attends the Committee meeting, and customarily adds his remarks regarding the financial statements. Additionally, notice is given to the Company’s Internal Auditor regarding the holding of the meeting, including an invitation to attend it. The Committee meeting includes a review of the Company’s financial results by the Chief Financial Officer, and a presentation of changes during the reporting period. As part of the foregoing, Committee members have the full opportunity to raise questions regarding the financial statements, in order to allow them to verify that the financial statements adequately represent the Company’s financial position. Questions raised by the Committee members are addressed by the Company’s Auditor, Chief Executive Officer and/or Chief Financial Officer, as the case may be. Following the discussion of and response to all of the Committee members’ questions, the Committee formulates its recommendations to the Company’s Board of Directors, on the following subjects: (a) the assessments and estimates that have been used in connection with the financial statements; (b) the internal controls relating to the financial reporting; (c) the completeness and adequacy of the disclosure in the financial statements; (d) the accounting policy that has been adopted and the accounting treatment regarding the Company’s material issues; and (e) evaluations, including the underlying assumptions and estimates, which serve as the basis for the data presented in the financial statements.

Disclosures Regarding the Committee
The Committee does not function as the Company’s Audit Committee, although the composition of the two committees is identical. The Committee members are Mr. Ori Hershkovitz (Committee Chairman and external director), Ms. Efrat Venkert (external director) and Mr. Doron Birger (director). Mr. Birger and Mr. Hershkovitz have submitted a declaration stating that they have accounting and financial expertise, and the Company regards them as individuals possessing such expertise, based on both their declarations and on their education and experience in accounting, investments and finance. Prior to her appointment as a member of the committee, Mrs. Venkert submitted a declaration stating that she is capable of reading and understanding financial statements.

Mr. Ori Hershkovitz, Ms. Efrat Venkert and Mr. Doron Birger (Committee members) participated in a meeting of the Committee that was held on May 25, 2015, to discuss the financial statements as of March 31, 2015.  Also in attendance were Mr. Oded Yatzkan, the Company’s Chief Financial Officer; Ms. Tanya Yosef the Company’s Controller, Mr. Avraham Ben-Tzvi, the Company’s general counsel and company secretary; Mr. Yitzchak Palumbo and Mr. Shlomi Nahum, representatives of the Company’s Auditor, and Ms. Hadas Raby of Erez Rozenbuch – Law Offices, the legal counsel to the Company with respect to capital markets matters.

The Committee’s recommendations were passed to the Board of Directors on May 25, 2015, meaning – three business days before the date of the Board meeting at which the financial statements were first discussed. The Committee’s recommendations were submitted a reasonable period of time before the discussion by the Board of Directors, to the Board of Directors’ satisfaction, in light of the scope and complexity of the recommendations, whereby the Board of Directors determined that two business days prior to the date of the Board meeting was a reasonable time frame, in light of the circumstances.

Quarterly Meeting of the Company’s Board of Directors
The Board of Directors is the entity responsible for oversight control in the Company.

Several days prior to the date of the Board meeting, the members of the Board of Directors receive a copy of the draft financial statements of the Company, which will be presented for their approval in the meeting. The meeting includes a review of the Company’s fiscal results by the Chief Financial Officer, and a presentation of all changes which occurred during the Reporting period. The Company’s Auditor is invited to and attends the meeting, and customarily adds his remarks regarding the financial statements. As part of the foregoing, the members of the Board of Directors have a full opportunity to raise questions regarding the financial statements, in order to allow them to confirm that the financial statements faithfully represent the Company’s financial position. Questions raised by members of the Board of Directors are addressed by the Company’s audit, Chief Executive Officer and/or Chief Financial Officer, as the case may be.

Following the discussion of and the answering of all of the questions raised by the Board members, and after the presentation of the Financial Statements Examination Committee’s recommendations by the Committee Chairman, the Chairman of the Board presents the financial statements for approval. After the approval of the financial statements by the Board of Directors, the Chairman of the Board, Chief Executive Officer and Chief Financial Officer are authorized to sign the financial statements on behalf of the Board of Directors.

The Board members who discussed the Company’s financial statements as of May 31, 2015 are Dr. Nissim Darvish (Chairman of the Board), Anat Naschitz, Ms. Efrat Venkert (external director), Doron Birger and Christopher (Chris) Rowland.

9.	Disclosure regarding the Company’s internal auditor

No material changes have occurred during the reporting period regarding the Company’s Internal Auditor, with respect to that stated in the periodic report.

Part C:
Disclosure Provisions in Connection with the Company’s Financial Reporting

10.	Critical Accounting Estimates

No changes have occurred during the reporting period in the management’s assessments regarding critical accounting estimates beyond those specified in the Board of Directors’ Report and in the financial statements, which are attached to this periodic report.

11.	Events after the reporting period The events described in sections 2.1- 2.7 above, and in Note 8 of the Company’s financial statements as of March 31, 2015, occurred after the reporting period.

The report was approved by the Company’s Board of Directors on May 31, 2015.

_________________ Dr. Nissim Darvish Chairman of the Board	_________________ Christopher Rowland Chief Executive Officer and Director

Exhibit A

MEDIGUS Ltd.
(The "Company")

Dear Shareholders,

After a year and a half as CEO of the Company, and around two years as part of Company management, and following the completion of 2014 and the first quarter of 2015, and the publication of the financial statements for those periods, I would like to reach out to you and update you on the status of the Company at this time and as to the Company's plans for the future.

2014 was marked by the preparation of the Company for the challenges that lie ahead, and that it will face during 2015 and thereafter.

The company's principal activities during the past year:

- Strengthening the Company's management structure

- Obtaining FDA clearance for the next generation MUSE ™ II device

- Expanding research and clinical activities

- Deepening and strengthening the Company's intellectual property

- A capital raise of approximately $ 11 million

- Business development in the Visual segment of the company

Goals to be achieved in the coming year:

The Company's flagship product, the MUSE ™ system, is its growth engine and is credited with increasing recognition among the medical community.

At the beginning of the current year, we received positive news from the AMA in the United States with respect to the recommendation to create a Category 1 CPT Code for insurance coverage for a medical procedure used to treat GERD performed orally via the esophagus, which is a procedure performed using the MUSE ™ system, in order to facilitate insurance reimbursement for the procedure.  To the best knowledge of the Company, as per the information we received from the Company's insurance consultant in the United States, a final decision is expected by November 2015 when the implementation of the new standard insurance coverage code and the level of pricing is expected to  be determined (if it is so determined), and may come into effect from January 2016.

The Company and the MUSE ™ system continue to receive considerable exposure and recognition on the part of leading doctors and hospitals in Europe and the United States (eg Johns Hopkins), mentions in prestigious journals (eg, Surgical Endoscopy) and at major conferences in the field (eg Sages, DDW).

The Company's main target for 2015 is the marketing, penetration and sales of the MUSE ™ system primarily in the US and Germany, including activities aimed at ensuring the availability of insurance reimbursement for procedures performed using the system. In addition, the Company plans to work to develop additional products that will be based on technologies developed by the Company.

Likewise, the company intends to act in 2015 to accelerate the operational, regulatory and clinical activities amongst key decision-makers in the United States, Germany and other countries such as China, to increase the rate of publication of medical journal articles and to complete all preparations for the receipt of the new CPT code in the United States in early 2016, should it be received, as detailed above.

In the Visual segment, which to date has been the main source of revenue of the Company , the Company is working to expand its operations for additional implementations of medical applications using the world’s smallest video camera which it has developed. In addition, the Company is working to develop additional applications in industry, security and so on.

In the area of the Company’s business development, we are very proud of the fact that recently the Company listed and began trading American Depositary Receipts (ADRs)  on the Nasdaq Capital Market (the "Nasdaq") in the United States. The Nasdaq listing will allow investors in the United States and the American shareholders of the Company to trade in a local stock exchange, and we believe that the Company's exposure to the American equity markets may lead to increased interest in the Company, may contribute to an increase in overall trading volume and may facilitate the possibility to raise additional capital in the future.

The Company has innovative and groundbreaking products, a global marketing infrastructure, exceptional human capital, broad intellectual property which is protected, and strong supportive shareholders.

For further information you are invited to browse the Company's periodic report for the year 2014 as published on the distribution website of the Israel Securities Authority: www.magna.isa.gov.il on March 31, 2015 (Reference No. 2015-01-069982).

Finally, the Company and I would like to thank all shareholders, employees, suppliers and customers of the Company, for your contributions and your exceptional and continuing support of the Company.

Sincerely yours

Chris Rowland, CEO and Director

MEDIGUS Ltd.

Declaration of the CEO in accordance with Regulation 38C(d)(1):

Managers Declaration

Declaration of the CEO

I, Christopher Rowland, declare that:

(1) I have reviewed the quarterly report of Medigus Ltd. (hereinafter: “the Corporation”) for the first quarter of 2015 (hereinafter: “the Reports”);

(2) To my knowledge, the reports do not include any incorrect representation of material fact, and do not lack any representation of any material fact that is vital to ensure that the representations included in the report ,within the context in which they have been provided, are not misleading in respect of the period covered by the reports;

(3) To my knowledge, the financial statements and other financial information in the Reports reflect fairly, from all material aspects, the financial condition, the results of operations and the cash flows of the Corporation at the dates and for the periods to which the Reports relate;

(4) I disclosed to the auditing accountant of the Corporation, to the Board of Directors, to the Audit Committee and the Financial Statements Review Committee of the Corporation, any deception, whether material or not material, in which the CEO or anyone directly subordinate to him is involved, or in which were involved any other employees who fulfill an important function in the internal control of the financial reporting and disclosure.

Nothing in the foregoing shall derogate from my responsibility or that of anyone else pursuant to any law.

May 31, 2015	________________________
Christopher Rowland, CEO

Declaration of the senior most financial officer in accordance with Regulation 38C(d)(2):

Managers Declaration

Declaration of the senior most financial officer

I, Christopher Rowland, declare that:

(1) I have reviewed the quarterly report of Medigus Ltd. (hereinafter: “the Corporation”) for the first quarter of 2015 (hereinafter: “the Reports”);

(2) To my knowledge, the reports do not include any incorrect representation of material fact, and do not lack any representation of any material fact that is vital to ensure that the representations included in the report ,within the context in which they have been provided, are not misleading in respect of the period covered by the reports;

(3) To my knowledge, the financial statements and other financial information in the Reports reflect fairly, from all material aspects, the financial condition, the results of operations and the cash flows of the Corporation at the dates and for the periods to which the Reports relate;

(4) I disclosed to the auditing accountant of the Corporation, to the Board of Directors, to the Audit Committee and the Financial Statements Review Committee of the Corporation, any deception, whether material or not material, in which the CEO or anyone directly subordinate to him is involved, or in which were involved any other employees who fulfill an important function in the internal control of the financial reporting and disclosure.

Nothing in the foregoing shall derogate from my responsibility or that of anyone else pursuant to any law.

May 31, 2015	________________________
Oded Yatzkan, CFO